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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*

                           California Coastal Communities, Inc.
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                                     (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   129915203
                          ---------------------------
                                 (CUSIP Number)

                               December 31, 2003
                          ---------------------------
                         (Date of Event Which Requires
                           Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                  Page 1 of 4

                                   ----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).
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CUSIP NO.    129915203                13G/A                   PAGE 2 OF 4 PAGES

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lloyd I. Miller, III                      ###-##-####

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ ]
                                                                 (B)   [ ]

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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                       5     SOLE VOTING POWER

       NUMBER OF             317,698**
        SHARES               ---------------------------------------------------
     BENEFICIALLY      6     SHARED VOTING POWER
       OWNED BY
         EACH                402,459**
       REPORTING             ---------------------------------------------------
        PERSON         7     SOLE DISPOSITIVE POWER
         WITH
                             141,405
                             ---------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             578,752

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       720,157
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.2%***
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12     TYPE OF REPORTING PERSON

       IN-IA-OO*
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Due to a clerical error, the Amendment No. 2 to the Schedule 13G filed on February 17, 2004 ("Amendment No. 2"), mistakenly listed the amount of securities held by the reporting person with respect to (i) sole voting power as 368,064 and (ii) shared voting power as 402,459.

*** Due to a clerical error, Amendment No. 2 incorrectly listed the percent of class represented in Row (9) as 7.7%.
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                                                                     Page 3 of 4




Item 1(a).   Name of Issuer:                                                    California Coastal Communities, Inc.

Item 1(b).   Address of Issuers's Principal Executive Offices:                  6 Executive Circle, Suite 250
                                                                                Irvine, CA 92614

Item 2(a).   Name of Person Filing:                                             Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:       4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship:                                                       U.S.A.

Item 2(d).   Title of Class of Securities:                                      Common Stock

Item 2(e).   CUSIP Number:                                                      129915203


Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person (i) has shared dispositive power with respect to 578,752 shares of the reported securities as (a) an investment advisor to the trustee of certain family trusts, (b) as trustee to a grantor retained annuity trust and (c) as the investment advisor to a certain custodial account, (ii) has shared voting power with respect to 402,459 of the reported securities an investment advisor to the trustee of certain family trusts, (iii) has sole dispositive power with respect to 141,405 shares of the reported securities as (a) an individual and (b) as the manager of a limited liability company that is the general partner of certain limited partnerships, and (iv) has sole voting power with respect to 317,698 shares of the reported securities as (a) an individual, (b) as the manager of a limited liability company that is the general partner of a limited partnership and (c) as trustee to a grantor retained annuity trust .

         (a) 720,157

         (b) 7.2%

         (c) (i) sole voting power: 317,698

             (ii) shared voting power: 402,459

             (iii) sole dispositive power: 141,405

             (iv) shared dispositive power: 578,752

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable
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                                                                     Page 4 of 4


Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable

Item 10. CERTIFICATION:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2003                               /s/ Lloyd I. Miller, III
                                                       -------------------------
                                                       Lloyd I. Miller, III